Exhibit d.4


January 13, 2000


VIA HAND DELIVERY

Mary L. Cottrell, Secretary
Department of Telecommunications
and Energy
One South Station
Boston, MA 02110

Re:  Merger of Consolidated Edison, Inc. and Northeast Utilities

Dear Secretary Cottrell:

As announced on October 13, 1999, the Boards of both Consolidated Edison,
Inc. ("Consolidated Edison") and Northeast Utilities ("NU") approved a definitive merger agreement to combine the two companies. Western Massachusetts Electric Company, a subsidiary of NU, is a company subject to the jurisdiction of the Department of Telecommunications and Energy ("Department"). Under the agreement, Consolidated Edison will acquire all of the common stock of NU for $25.00 per share in a combination of cash and Consolidated Edison common stock, subject in the case of the common stock, to certain collar provisions. Because Consolidated Edison and NU are both holding companies, the merger does not require the approval of the Department. However, Consolidated Edison and NU believes that an element in the review of the merger by the Securities and Exchange Commission ("SEC") may be certifications from the relevant state regulatory commissions regarding each commission's jurisdiction and resources over the operating companies in their state. Based on previous cases, it is possible that the SEC will want the Department to certify, in a manner similar to that required in Section 33(a)(2) of the Public Utility Holding Company Act of 1935
("35 Act"), that the Department has the authority and resources to protect ratepayers in matters such as rates, financings, affiliate transactions and financial integrity, and that the Department intends to exercise its authority.

In our view, the Department has the existing authority and resources to protect Western Massachusetts Electric Company's ("WMECO") customers in each of the areas in which the SEC wants assurances. The proposed merger will not affect the Department's jurisdiction or authority over WMECO in any way. For instance, the Department will continue to have full jurisdiction over WMECO's rates under G.L. c. 164, Sections 93 and 94; the companies' financings will still be subject to approval under c. 164, Section 14; affiliate transactions will be subject to Department review and approval under c. 164, Sections 76A, 85 and 94B; and the Department also retains general supervisory authority over the companies with the ability to make all inquiries needed to assure itself that the "safety and convenience" of the public is protected. Nor will the merger adversely affect the Department's resources to protect
WMECO's customers. To eliminate any concerns the Department may have with regard to the acquisition premium and its allocation, we agree that neither the above requested certification nor the approval of the merger by the SEC under the 35 Act and any allocation of the acquisition premium to WMECO resulting from SEC's jurisdiction over the merger will have any pre-emptive effect on the Department's consideration of the amounts, if any, of the acquisition premium it will allow in rates in any future proceeding by WMECO seeking recovery of such acquisition premium in their retail delivery rates. As a result, for ratemaking purposes, the Department will have complete authority to establish the appropriate allocation of the acquisition premium to WMECO and the amount of the recovery of that premium in WMECO's rates.(FN1)

Additionally, because we want the Department to have a full understanding of the merger and its benefits to ratepayers we are making an informational filing describing the transaction. This filing includes testimony submitted by WMECO's affiliate, The Connecticut Light and Power Company with the Department of Public Utility Control. Included is: 1) testimony of Michael
G. Morris, Chairman, Chief Executive Officer and President of NU who discusses the merger and how it will affect the operation of the operating companies of NU and the benefits of the merger; 2) testimony of John J. Roman, Vice President and Controller of NU who explains the effects of NU's merging with Consolidated Edison on the costs, accounting and rates of the operating companies of NU; and 3) testimony of Hyman Schoenblum, Vice President and Controller of Consolidated Edison who will introduce Consolidated Edison, discuss the merger and demonstrate that Consolidated Edison has the necessary financial, technological and managerial suitability to become the parent holding company for NU and its subsidiaries.

The Consolidated Edison/NU merger is important in allowing WMECO to continue to provide high quality, low cost delivery service to our customers in the western portion of the Commonwealth.

                                            Very truly yours,

cc:  George B. Dean, Esq.
                                           /s/ Robert F. Sidney, Esq.

footnote:

(1) A simple example will illustrate the effect of this commitment. If WMECO were allocated $100 of acquisition premium following this transaction, the Department would be free to disallow its recovery either on the grounds that the $100 was not reasonably allocated to WMECO or that WMECO had not demonstrated sufficient offsetting savings to warrant recovery. Thus, the Department would have the authority to limit WMECO's recovery of the acquisition premium to $80 if the Department determined $80 was a reasonable allocation, even though WMECO had demonstrated that $150 of savings had been produced by the transaction.